FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

BLOCK LISTING

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 46,000,000 Ordinary Shares of US$0.50 each for issue under the HSBC Share Plan 2011 (31,000,000), the HSBC International Employee Share Purchase Plan (1,000,000) and the Employee SAYE Plan (14,000,000) to be admitted to the Official List and to trading upon issue.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

Ben J S Mathews
Group Company Secretary
22 June 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                            Date: 22 June 2015